SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

#

The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated August 23, 2007

B

Press Release dated July 25, 2007

C

Translation from Hebrew of Notice to Tel Aviv Stock Exchange, dated August 8, 2007

#

EXHIBIT A

SAPIENS ANNOUNCES Q2 2007 RESULTS

Company Reports Third Consecutive Quarter of Operational Profit

Cary, N.C. – August 23, 2007 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ: FORTY and TASE: FORT), announces today its results of operations for the second quarter of 2007.

Financial Highlights

•

Third consecutive quarter of Operational Profit

•

Completion of $20 million private placement from institutional investors, at a 12% premium to market;  significantly improves Company's equity

•

Q2 2007 Gross Margin increased 5.1% from Q2 2006 Gross Margin

•

Q2 2007 Operational Profit increased to $162,000, up from Q2 2006 Operational Profit of $23,000

•

Repayment of debt to institutional investors of approximately $3.5 million

Operational Highlights

•

Win of new customer  – a leading South African insurance carrier

•

Released Version 3.0 of Sapiens INSIGHT™ for Policy; Version includes multi-lingual support, data warehouse extraction and other major enhancements

•

Appointment of new Chief Financial Officer and VP R&D to management team.

Roni Al-Dor, President and CEO, commented "We proudly report our third consecutive quarter of operational profit.  We have raised $20 million and are on stable financial ground. We have repaid a portion of our debt to institutional investors who purchased our convertible debentures.    We have hired new talented individuals to lead our Finance and R&D operations, to take us to the next level. I am confident that with our stronger financial position, Management team, terrific Sapiens INISGHT™ solutions and Sapiens eMerge™ technology, we are uniquely positioned to become a market leader and capture new customers in the multi-billion dollar insurance markets."

[Tables Follow]

#

FOR ADDITIONAL INFORMATION:

Roni Giladi

Roni Al-Dor

Chief Financial Officer

Chief Executive Officer

Sapiens International

Sapiens International

Tel: +972-8-938-2721

Tel: +972-8-938-2721

E-mail: IR.Sapiens@sapiens.com

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Prudential, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

#

SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	6/30/2007	12/31/2006
	(Unaudited)

Assets

Cash and cash equivalents	$ 17,469	$ 3,108
Short-term investments	44	32
Trade receivables, net	9,958	11,010
Other current assets	1,975	1,689
Total current assets	29,446	15,839

Property and equipment, net	1,311	1,495
Other assets, net	28,064	28,285

Total assets	$ 58,821	$ 45,619

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 12,944	$ 15,603
Trade payables	1,417	2,019
Other liabilities and accrued expenses	8,243	7,370
Deferred revenue	5,661	3,463
Total current liabilities	28,265	28,455

Long-term debt and other long-term liabilities	1,740	1,439
Convertible debentures and warrants	9,434	11,796
Shareholders' equity	19,382	3,929

Total liabilities and shareholders' equity	$ 58,821	$ 45,619

#

SAPIENS INTERNATIONAL CORPORATION N.V.
Unaudited Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the six months ended
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Products	$ 1,941	$ 3,128	$ 3,899	$ 5,851
Consulting and other services	8,739	8,536	17,788	15,945
Total revenues	10,680	11,664	21,687	21,796

Cost of revenues
Products	1,451	1,707	2,533	3,522
Consulting and other services	5,398	5,975	11,392	10,690
Total cost of revenues	6,849	7,682	13,925	14,212

Gross Profit	3,831	3,982	7,762	7,584

Operating expenses
Research and development, net	486	560	976	1,286
Selling, marketing, general and administrative	3,102	3,378	6,265	6,769
Restructuring expenses	81	21	210	656

Operating Profit (Loss)	162	23	311	(1,127)

Financial expenses, net	692	639	1,116	1,214
Other expenses, net (b)	185	41	315	94

Net Loss	$ 715	$ 657	$ 1,120	$ 2,435

Basic and diluted loss per share (c)	$ 0.05	$ 0.05	$ 0.07	$ 0.19

Weighted average shares used to compute basic and diluted loss per share (c)	15,514	12,510	15,184	12,510

Note		a: Certain prior year's amounts have been reclassified and corrected to conform with current year presentation
b: Includes taxes, equity losses and minority interest
c: Due to the net loss in 2006 and 2007 the inclusion of dilutive securities would be antidilutive.

#

EXHIBIT B

Sapiens Releases Version 3.0 of Sapiens INSIGHT™ for Policy

Version includes multi-lingual support, data warehouse extraction and other major enhancements

Cary, N.C. – July 25, 2007 - Sapiens International Corporation N.V. (NASDAQ and

TASE: SPNS) a member of the Emblaze/Formula Group (LSE:BLZ.L) (NASDAQ:FORTY and TASE: FORT), today announced the release of Sapiens INSIGHT™ for Policy version 3.0.

This latest release includes multi-lingual support with a dynamic User Interface displaying screens in the end-user’s preferred language; a data warehouse extract module allowing easy access to the INSIGHT data; major enhancements to Sapiens INSIGHT’s Product Configurator and Rating Engine for ease of use and increased functionality; an authorization module that automates the underwriting and authorization process to provide straight through processing; and automatic integration with active directory for user security.

“We are constantly striving to improve our product’s look and feel and functionality to better serve our customers’ needs. This new version continues to make the Policy module more interactive and easy to use. The added functionality will extend security capabilities and will allow users to easily consolidate and load raw data into a central structure for advanced analytics and reporting,” said Martin Greenberg, Vice President and Product Manager at Sapiens.

A recent 2007 report from Celent states that “Sapiens is one of a relatively small number of systems available to those carriers looking for a browser-based solution for both personal and commercial lines. Its platform and database flexibility and use of tools and rules should help the system to land on a fair number of short lists for these types of engagements. The attractive front end will also win over some business users.”

“We are continuing to invest in our products to ensure that we are providing a product that leads the market and offers significant advantages to the users” said Roni Al-Dor, President & CEO at Sapiens.

Sapiens INSIGHT™ for Policy is a fully web-enabled policy administration solution designed to help companies adapt to agility with changing economic and industry market conditions.  It handles multi-company, multi-state, multi-currency and all policy life-cycle transactions, including automated out-of-sequence processing. Using powerful business rules technology, Sapiens INSIGHT™ for Policy gives insurers a competitive edge and the tools they need to respond quickly to business challenges including speed to market, increasing customer demands, globalization and regulatory change.   Sapiens INSIGHT™ for Policy is a module of the Sapiens INSIGHT™ for Policy & Casualty Insurance administration suite which also contains Billing, Claims and Reinsurance modules.

FOR ADDITIONAL INFORMATION:

Archana Patel

Marketing Communications Coordinator

Sapiens Americas

919-405-1507

usa@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven software solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Menora-Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Prudential, Santam, and Texas Farm Bureau among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

###

#

EXHIBIT C

Notice Filed with the Tel Aviv Stock Exchange

August 8, 2007 - Sapiens International Corporation N.V. hereby announces that it has entered into an agreement with Clal Finance Batucha Investment Management Ltd. (“Clal Finance”) pursuant to which Clal Finance will act as a market maker for the company's Common Shares traded on the Tel Aviv Stock Exchange (“TASE”), in accordance with applicable law, in general, and the Tel Aviv Stock Exchange regulations regarding market making, in particular.

#

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 23, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary